FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: September 30, 2004                                                             By :    /s/David Patterson/s/
              Title:     Chairman

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1       Name and Address of Company

Terra Nova Gold Corp.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2       Date of Material Change

   September 30, 2004

Item 3       News Release

The news release dated September 30, 2004 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4       Summary of Material Change

The Company announces that initial results have been received from the ongoing 2004 diamond drill program on the 04 deposit of the Cape Ray Gold Project, located in southwest Newfoundland.

Approximately 2,000 metres of drilling has been completed to date, consisting of seven diamond drill holes. The first two holes of the 2004 program, CR-04-10 and CR-04-11 intersected a post-mineralization fault zone and therefore did not test the mineralized zone. CR-04-13 was abandoned due to deviation problems and did not reach its target.

CR-04-12, 14, 15 and 16, all intersected multiple zones of significant gold mineralization, as outlined in the table below. These four holes tested gaps in known mineralization and were drilled from 12.5 to 30 metres away from previously drilled holes. The results provide greater confidence in the continuity and grade of known mineralization.

Item 5       Full Description of Material Change

The Company announces that initial results have been received from the ongoing 2004 diamond drill program on the 04 deposit of the Cape Ray Gold Project, located in southwest Newfoundland.

Work on the 04 deposit by Terra Nova and others, including approximately 18,500 metres of drilling in seventy-seven drill holes, has outlined a multi-vein gold system. The system has two primary veins, known as the A vein and the B Vein, as well as smaller ancillary veins. The 2,500 metre 2004 program was designed to establish the continuity and grade between existing intersections of known mineralization, to test for extensions of known mineralization, and to test for additional mineralization between the 04 and 41 deposits.

Approximately 2,000 metres of drilling has been completed to date, consisting of seven diamond drill holes. The first two holes of the 2004 program, CR-04-10 and CR-04-11 intersected a post-mineralization fault zone and therefore did not test the mineralized zone. CR-04-13 was abandoned due to deviation problems and did not reach its target.

CR-04-12, 14, 15 and 16, all intersected multiple zones of significant gold mineralization, as outlined in the table below. These four holes tested gaps in known mineralization and were drilled from 12.5 to 30 metres away from previously drilled holes. The results provide greater confidence in the continuity and grade of known mineralization.

Hole	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Vein

CR-04-12
	170.38	171.91	1.53	2.80
	220.10	221.63	1.53	3.92
	224.00	231.95	7.95	10.10	A
incl.	224.00	225.53	1.53	17.48
incl.	228.00	230.44	2.44	17.27
	238.70	245.40	6.70	3.30	B
incl.	244.49	245.40	0.91	16.01
	251.16	252.07	0.91	1.32

CR-04-14
	162.77	164.30	1.53	6.85
	223.40	226.46	3.06	32.35	A
incl.	223.40	224.93	1.53	53.00
	240.20	241.11	0.91	2.80
	247.81	250.87	3.06	6.30	B

CR-04-15
	193.60	194.51	0.91	1.37
	201.80	202.71	0.91	10.37	A
	211.50	212.41	0.91	1.66
	213.36	214.89	1.53	7.31	B

CR-04-16
	210.30	211.83	1.53	1.45
	235.00	242.32	7.32	6.45	A
incl.	239.57	241.40	1.83	19.28	A

Drilling is ongoing and additional assays for the final three holes of the program will be reported in due course.

The Cape Ray Gold Project is an advanced stage exploration project with four known deposits related to the Cape Ray Fault Zone. The Project has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit; 3) the Isle aux Morts claim group, which contains the Isle aux Morts deposit.

Item 6       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7       Omitted Information

No information has been omitted in respect of the material change.

Item 8       Executive Officer

DAVID PATTERSON
Chairman           Telephone: (604) 684-0561

Item 9       Date of Report

September 30, 2004

TERRA NOVA GOLD CORP.

Per:

“David Patterson”
David Patterson,
Chairman